Exhibit A

Ceragon Networks Reports Fourth Quarter and Full Year 2017 Financial Results
February 12, 2018

CERAGON NETWORKS REPORTS FOURTH QUARTER AND FULL YEAR 2017 FINANCIAL RESULTS

Third consecutive year of net income growth; cash flow during 2017 used to pay off remaining debt under revolving credit agreement

Little Falls, New Jersey, February 12, 2018 - Ceragon Networks Ltd. (NASDAQ: CRNT), the #1 wireless backhaul specialist, today reported results for the fourth quarter and full year ended December 31, 2017.

Fourth Quarter 2017 Highlights:

Revenues - $86.7 million, up 2.4% from the fourth quarter of 2016, and up 14.1% from the third quarter of 2017.

Gross margin – 33.6%, compared to 32.5% in the fourth quarter of 2016 and 35.1% in the third quarter of 2017.

Operating income - $7.5 million, compared to $8.5 million in the fourth quarter of 2016, and $5.7 million in the third quarter of 2017.

Net income - net income of $7.2 million, or $0.09 per diluted share for the fourth quarter of 2017.  Net income for the fourth quarter of 2016 was $8.3 million, or $0.10 per diluted share. Net income for the third quarter of 2017 was $3.5 million or $0.04 per diluted share.

Non-GAAP results - gross margin was 33.8%, operating income was $6.2 million, and net income was $4.1 million, or $0.05 per diluted share. For reconciliation of GAAP to non-GAAP results, see the attached tables.

Cash and cash equivalents - $25.9 million at December 31, 2017, compared to $36.5 million at September 30, 2017.

Full Year 2017 Highlights:

Revenues – $332.0 million, up 13.1% from 2016.

Gross margin – 32.3%, compared to 33.8% in 2016.

Operating income – $23.1 million, compared to an operating income of $19.5 million in 2016.

Net income – $15.6 million, or $0.19 per diluted share. Net income for 2016 was $11.4 million, or $ 0.15 per diluted share.

Ceragon Networks Reports Fourth Quarter and Full Year 2017 Financial Results
February 12, 2018

Non-GAAP results – gross margin was 32.7%, operating income was $24.0 million, and net income was $15.3 million, or $0.19 per diluted share. For a reconciliation of GAAP to non-GAAP results, see the attached tables.

“2017 was the third consecutive year that we have achieved significant growth in net income,” said Ira Palti, president and CEO of Ceragon. “Our technology and product leadership, strong global presence, financial strength and track record of performance are key differentiators that have enabled us to win a major share of several large projects during the year.  We achieved a 36% increase in net income, and increased our net cash to $25.9 million at the end of 2017 from $19.3 million at the end of 2016. We had particularly strong bookings during Q4, and we believe we can continue to gradually gain market share as operators are compelled to address complex backhaul challenges in a comprehensive way. We expect these challenges, which are part of the ongoing evolution to full 5G commercial service, to drive greater demand for state-of-the-art solutions and enable us to target progressively higher revenue goals during the next several years.”

 Supplemental revenue breakouts by geography:

Fourth quarter 2017:

•	Europe:	17%
•	Africa:	3%
•	North America:	14%
•	Latin America:	20%
•	India:	34%
•	APAC:	12%

Full year 2017:

•	Europe:	14%
•	Africa:	4%
•	North America:	12%
•	Latin America:	18%
•	India:	39%
•	APAC:	13%

A conference call to discuss the results will begin at 9:00 a.m. EST. Investors are invited to join the Company’s teleconference by calling USA: (800) 288-8960 or International: +1 (612) 234-9960, from 8:50 a.m. EST. The call-in lines will be available on a first-come, first-serve basis.

Ceragon Networks Reports Fourth Quarter and Full Year 2017 Financial Results
February 12, 2018

Investors can also listen to the call live via the Internet by accessing Ceragon Networks’ website at the investors’ page: https://www.ceragon.com/about-ceragon/investor-relations/events-webcasts/, selecting the webcast link, and following the registration instructions.

If you are unable to join us live, the replay numbers are: USA: (800) 475-6701 or International +1 (320) 365-3844 Access Code: 442462. A replay of both the call and the webcast will be available through March 12, 2018.

About Ceragon Networks Ltd.

Ceragon Networks Ltd. (NASDAQ: CRNT) is the world’s #1 wireless backhaul specialist. We help operators and other service providers worldwide increase operational efficiency and enhance end customers’ quality of experience with innovative wireless backhaul solutions. Our customers include wireless service providers, public safety organizations, government agencies and utility companies, which use our solutions to deliver 4G, mission-critical multimedia services and other applications at high reliability and speed. Ceragon’s unique multicore technology provides highly reliable, high-capacity 4G wireless backhaul with minimal use of spectrum, power and other resources. It enables increased productivity, as well as simple and quick network modernization. We deliver a range of professional services that ensure efficient network rollout and optimization to achieve the highest value for our customers. Our solutions are deployed by more than 460 service providers, as well as hundreds of private network owners, in more than 130 countries.

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Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries. Other names mentioned are owned by their respective holders.

This press release contains statements concerning Ceragon's future prospects that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Ceragon's management. Examples of forward-looking statements include: projections of revenues, net income, gross margin, capital expenditures and liquidity, competitive pressures, growth prospects, product development, financial resources, cost savings and other financial matters. You may identify these and other forward-looking statements by the use of words such as "may", "plans", "anticipates", "believes", "estimates", "targets", "expects", "intends", "potential" or the negative of such terms, or other comparable terminology. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including risks associated with a decline in revenues due to our focus on a single market segment; risks relating to the concentration of Ceragon's business in certain geographic regions such as India, Latin America and in developing nations and the political, economic and regulatory risks from doing business in those regions, including potential currency restrictions; risks associated with a change in Ceragon’s gross margin as a result of changes in the geographic mix of revenues; risks associated with the loss of a single customer or customer group, which represents a significant portion of Ceragon’s revenues; risks associated with Ceragon’s failure to effectively compete with other wireless equipment providers; and other risks and uncertainties detailed from time to time in Ceragon's Annual Report on Form 20-F and Ceragon's other filings with the Securities and Exchange Commission that represent our views only as of the date they are made and should not be relied upon as representing our views as of any subsequent date. We do not assume any obligation to update any forward-looking statements.

Investors:
Doron Arazi	or	Claudia Gatlin
+972 3 5431 660		+1 212 830-9080
dorona@ceragon.com		claudiag@ceragon.com

Media:
Tanya Solomon
+972 3 5431163
tanyas@ceragon.com

-tables follow-

Ceragon Reports Fourth Quarter and Year End 2017 Results

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2017	2016	2017	2016

Revenues	$86,679	$84,665	$332,033	$293,641
Cost of revenues	57,524	57,122	224,698	194,479

Gross profit	29,155	27,543	107,335	99,162

Operating expenses:
Research and development, net	6,493	5,718	25,703	21,695
Selling and marketing	12,337	10,334	41,656	39,515
General and administrative	4,544	4,942	18,576	20,380
Other income	(1,746)	(1,921)	(1,746)	(1,921)

Total operating expenses	21,628	19,073	84,189	79,669

Operating income	7,527	8,470	23,146	19,493

Financial expenses, net	1,155	1,494	5,889	6,303

Income before taxes	6,372	6,976	17,257	13,190

Tax expenses (benefit)	(838)	(1,357)	1,697	1,761

Net income	$7,210	$8,333	$15,560	$11,429

Basic net income per share	$0.09	$0.11	$0.20	$0.15

Diluted net income per share	$0.09	$0.10	$0.19	$0.15

Weighted average number of shares used in computing basic net income per share	78,010,416	77,759,346	77,916,912	77,702,788

Weighted average number of shares used in computing diluted net income per share	79,452,404	79,583,792	79,942,353	78,613,528

Ceragon Reports Fourth Quarter and Year End 2017 Results

CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	Year ended December 31
	2017	2016
ASSETS	Unaudited	Audited

CURRENT ASSETS:
Cash and cash equivalents	$25,877	$36,338
Trade receivables, net	113,719	107,395
Other accounts receivable and prepaid expenses	17,052	17,076
Inventories	54,164	45,647

Total current assets	210,812	206,456

NON-CURRENT ASSETS:
Long-term bank deposits	996	-
Deferred tax assets	988	1,344
Severance pay and pension funds	5,459	4,575
Property and equipment, net	29,870	27,560
Intangible assets, net	2,199	1,544
Other non-current assets	3,269	2,746

Total non-current assets	42,781	37,769

Total assets	$253,593	$244,225

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Short term loan, including current maturities of long term bank loan	$-	$17,000
Trade payables	75,476	68,408
Deferred revenues	5,193	2,673
Other accounts payable and accrued expenses	24,781	22,425

Total current liabilities	105,450	110,506

LONG-TERM LIABILITIES:
Deferred tax liability	141	-
Accrued severance pay and pension	10,085	9,198
Other long term payables	4,019	8,357

Total long-term liabilities	14,245	17,555

SHAREHOLDERS' EQUITY:
Share capital:
Ordinary shares	214	214
Additional paid-in capital	410,817	409,320
Treasury shares at cost	(20,091)	(20,091)
Other comprehensive loss	(7,171)	(7,848)
Accumulated deficits	(249,871)	(265,431)

Total shareholders' equity	133,898	116,164

Total liabilities and shareholders' equity	$253,593	$244,225

Ceragon Reports Fourth Quarter and Year End 2017 Results

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
(U.S. dollars, in thousands)
(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2017	2016	2017	2016
				(Audited)
Cash flow from operating activities:
Net income	$7,210	$8,333	$15,560	$11,429
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,439	2,534	9,205	10,037
Stock-based compensation expense	235	198	1,203	1,071
Decrease (increase) in trade and other receivables, net	15,551	4,475	(6,662)	15,798
Decrease (increase) in inventory, net of write off	1,561	(1,462)	(8,592)	4,706
Increase (decrease) in trade payables and accrued liabilities	(11,582)	(1,372)	3,362	(11,548)
Increase (decrease) in deferred revenues	1,228	(1,753)	2,575	(6,228)
Decrease (increase) in deferred tax asset, net	105	(811)	497	478
Other adjustments	(130)	(140)	3	28

Net cash provided by operating activities	$16,617	$10,002	$17,151	$25,771

Cash flow from investing activities:
Purchase of property and equipment, net	(1,048)	(2,757)	(8,533)	(8,190)
Purchase of intangible assets, net	(1,407)	-	(1,407)	-
Investment in short and long-term bank deposit	(996)	-	(996)	(153)
Proceeds from maturities of short and long-term bank deposits	-	-	-	153

Net cash used in investing activities	$(3,451)	$(2,757)	$(10,936)	$(8,190)

Cash flow from financing activities:
Proceeds from exercise of options	65	8	294	75
Repayments of bank loans	(23,800)	(3,300)	(17,000)	(17,922)

Net cash used in financing activities	$(23,735)	$(3,292)	$(16,706)	$(17,847)

Translation adjustments on cash and cash equivalents	(24)	11	30	286
Increase (decrease) in cash and cash equivalents	(10,593)	3,964	(10,461)	20
Cash and cash equivalents at the beginning of the period	36,470	32,374	36,338	36,318
Cash and cash equivalents at the end of the period	25,877	36,338	25,877	36,338

Ceragon Reports Fourth Quarter and Year End 2017 Results

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands)
(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2017	2016	2017	2016

GAAP cost of revenues	$57,524	$57,122	$224,698	$194,479
Amortization of intangible assets	(367)	(310)	(1,286)	(1,232)
Stock based compensation expenses	(12)	(4)	(54)	(30)
Changes in pre-acquisition indirect tax positions	237	-	119	(806)
Non-GAAP cost of revenues	$57,382	$56,808	$223,477	$192,411

GAAP gross profit	$29,155	$27,543	$107,335	$99,162
Gross profit adjustments	142	314	1,221	2,068
Non-GAAP gross profit	$29,297	$27,857	$108,556	$101,230

GAAP Research and development expenses	$6,493	$5,718	$25,703	$21,695
Stock based compensation expenses	(73)	(17)	(229)	(151)
Non-GAAP Research and development expenses	$6,420	$5,701	$25,474	$21,544

GAAP Sales and Marketing expenses	$12,337	$10,334	$41,656	$39,515
Amortization of intangible assets	(39)	(105)	(258)	(417)
Stock based compensation expenses	(46)	(54)	(292)	(369)
Non-GAAP Sales and Marketing expenses	$12,252	$10,175	$41,106	$38,729

GAAP General and Administrative expenses	$4,544	$4,942	$18,576	$20,380
Stock based compensation expenses	(104)	(123)	(628)	(521)
Non-GAAP General and Administrative expenses	$4,440	$4,819	$17,948	$19,859

GAAP other income	$(1,746)	$(1,921)	$(1,746)	$(1,921)
Statute of limitation on certain pre-acquisition indirect tax liabilities	1,746	1,921	1,746	1,921
Non-GAAP other income	$-	$-	$-	$-

GAAP financial expenses	$1,155	$1,494	$5,889	$6,303
Currency devaluation in Venezuela related expenses	-	-	-	907
Non-GAAP financial expenses	$1,155	$1,494	$5,889	$7,210

GAAP taxes on income	$(838)	$(1,357)	$1,697	$1,761
Changes in pre-acquisition tax liability	-	-	-	(453)
Other non-cash tax adjustments	1,802	1,786	1,177	1,109
Non-GAAP taxes on income	$964	$429	$2,874	$2,417

Ceragon Reports Fourth Quarter and Year End 2017 Results

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2017	2016	2017	2016

GAAP net income	$7,210	$8,333	$15,560	$11,429
Amortization of intangible assets	406	415	1,544	1,649
Stock based compensation expenses	235	198	1,203	1,071
Changes in pre-acquisition indirect tax positions	(237)	-	(119)	1,259
Currency devaluation in Venezuela related expenses	-	-	-	(907)
Non-cash tax adjustments	(1,802)	(1,786)	(1,177)	(1,109)
Statute of limitation on certain pre-acquisition indirect tax liabilities	(1,746)	(1,921)	(1,746)	(1,921)
Non-GAAP net income	$4,066	$5,239	$15,265	$11,471

GAAP basic net income per share	$0.09	$0.11	$0.20	$0.15

GAAP diluted net income per share	$0.09	$0.10	$0.19	$0.15
Non-GAAP basic and diluted net income per share	$0.05	$0.07	$0.19	$0.15

Weighted average number of shares used in computing basic net income per share	78,010,416	77,759,346	77,916,912	77,702,788

Weighted average number of shares used in computing GAAP diluted net income per share	79,452,404	79,583,792	79,942,353	78,613,528

Weighted average number of shares used in computing Non-GAAP diluted net income per share	79,784,939	79,888,786	80,206,822	78,986,738